# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stone Point Credit Income Fund, CIK 0002031283
CUSIP: 000000000
Title of class of securities: common stock
Address of issuer's principal executive offices: 20 HORSENECK LANE, 20 HORSENECK LANE, GREENWICH, Connecticut (CT), 06830
Date of event which requires filing of this statement: 02/01/2025
Amends the filing with accession number 0000820478-25-000008
Filed by CIK 0000820478
Persons authorized to receive notices and communications: Matthew Downie, 275 East Broad Street, Columbus, Ohio (OH), 43215, 614-227-2848

## Reporting persons
- STRS OHIO (CIK 0000820478): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Ohio (OH); source of funds: working capital (WC); sole voting power 1,138,351.59; shared voting power 0; sole dispositive power 1,138,351.59; shared dispositive power 0; aggregate amount beneficially owned 1,138,351.59 (8.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: common stock
Name of issuer: Stone Point Credit Income Fund
Address of issuer's principal executive offices: 20 HORSENECK LANE, 20 HORSENECK LANE, GREENWICH, Connecticut (CT), 06830

## Item 2. Identity and Background
Name of person filing: State Teachers Retirement System of Ohio
Residence or business address: 275 East Broad Street, Columbus Ohio 43215
Present principal occupation or employment:
Public Pension Fund created under Section 3307 of the Ohio Revised Code.
275 East Broad Street, Columbus Ohio 43215
Criminal convictions in the last five years: STRS Ohio has not, during the past 5 years, been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: STRS Ohio has not, during the past 5 years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
STRS Ohio has purchased 1,138,351.59 shares of common stock in the Company subject to a Subscription Agreement signed with Company on January 10, 2025.
The amount of funds used to acquire the stock of the Company was $28,525,497.15.
No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
STRS Ohio acquired the shares of common stock in the Company for investment purposes in the course of ordinary business.
Shares are purchased each time the Company delivers a capital contribution notice to purchase shares at a price per share equal to the most recent net asset value (NAV) per share as determined by the Company Board of Directors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: STRS Ohio beneficially owns 1,138,351.59 shares of common stock, which represents 8.9% of the outstanding shares of the Company as of February 23, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: STRS Ohio has the sole power to vote, or to direct to vote, and the sole power to dispose or to direct to dispose, 1,138,351.59 shares of the Company.
Transactions in the class effected during the past sixty days: n/a
Other persons with the right to receive dividends or sale proceeds: (d) No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of such securities outlined in this Schedule 13D-A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: n/a

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: STRS Ohio purchases shares of common stock in the Company pursuant to a Subscription Agreement that was executed on January 10, 2025.

## Signatures
- STRS OHIO: Aaron DiCenzo, Deputy Executive Director, Investments (02/23/2026)